Filed pursuant to Rule 433

Registration No. 333-211225

Supplementing the Preliminary

Prospectus Supplement

dated March 12, 2018

(To Prospectus dated May 6, 2016)

Final Term Sheet

Apollo Global Management, LLC

Pricing Term Sheet

12,000,000 Shares

6.375% Series B Preferred Shares

March 12, 2018

The information in this pricing term sheet relates to Apollo Global Management, LLC’s offering of its 6.375% Series B Preferred Shares (the “Offering”) and should be read together with the preliminary prospectus supplement dated March 12, 2018 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated May 6, 2016, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with Registration Statement No. 333-211225. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used herein but not defined herein shall have the meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Apollo Global Management, LLC (the “Company”)

Title of Security:	6.375% Series B Preferred Shares (the “Shares”)

Size:	$300,000,000 (12,000,000 Shares)

Liquidation Preference:	$25.00 per Share

Maturity:	Perpetual

Distribution Rate:	At a rate per annum equal to 6.375% only when, as and if declared. Distributions on the Shares are non-cumulative.

Distribution Payment Dates:	Quarterly on March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2018.

Optional Redemption:	The Shares may be redeemed at the Company’s option, in whole or in part, at any time on or after March 15, 2023 at a price of $25.00 per Share, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions. Holders of the Shares will have no right to require the redemption of the Shares.

Change of Control Redemption:	If a Change of Control Event (as described in the prospectus supplement) occurs prior to March 15, 2023, the Shares may be redeemed at the Company’s option, in whole but not in part, upon at least 30 days’ notice, within 60 days of the occurrence of such Change of Control Event, at a price of $25.25 per Share, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions.

Tax Redemption:	If a Tax Redemption Event (as described in the prospectus supplement) occurs prior to March 15, 2023, the Shares may be redeemed at the Company’s option, in whole but not in part, upon at least 30 days’ notice, within 60 days of the occurrence of such Tax Redemption Event, at a price of $25.25 per Share, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions.

Distribution Rate Step-Up Following Change of Control Event:	If (i) a Change of Control Event occurs (whether before, on or after March 15, 2023) and (ii) the Company does not give notice prior to the 31st day following the Change of Control Event to redeem all the outstanding Shares, the distribution rate per annum on the Shares will increase by 5.00%, beginning on the 31st day following such Change of Control Event.

Rating Agency Redemption:	If a Rating Agency Event (as defined in the prospectus supplement) occurs prior to March 15, 2023, the Units may be redeemed at the Company’s option, in whole but not in part, upon at least 30 days’ notice, within 60 days of the occurrence of such Rating Agency Event, at a price of $25.50 per Share, plus declared and unpaid distributions to, but excluding, the redemption date, without payment of any undeclared distributions.

Trade Date:	March 12, 2018

Expected Settlement Date(1):	March 19, 2018 (T+5)

Public Offering Price:	$25.00 per Share

Underwriting Discounts and Commissions:	$0.7875 per Share for retail orders $0.5000 per Share for institutional orders

Net Proceeds (before expenses) to the Company:	$290,934,043

Listing:	The Company intends to apply to list the Shares on the New York Stock Exchange under the symbol “APO PR B”.

CUSIP/ISIN:	037612 504 / US0376125045

Anticipated Ratings(2):	BBB+ (S&P) / BBB (Fitch)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC

Joint Lead Managers:	Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

(1)	We expect that delivery of the Shares will be made against payment therefor on or about March 19, 2018, which is the fifth business day following the date of pricing of the Shares (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Shares on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

(2)	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, UBS Securities LLC toll-free at 1-888-827-7275 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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